CNH Capital Receivables LLC

5729 Washington Avenue

Racine, WI 53406

VIA EDGAR

August 7, 2025

Re:	CNH Capital Receivables LLC
Registration Statement on Form SF-3 (File No. 333-286570)

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Hodan Siad, Kayla Roberts

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CNH Capital Receivables LLC (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form SF-3 so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on Monday, August 11, 2025 or as soon thereafter as is practicable.

The Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CNH CAPITAL RECEIVABLES LLC

By:	/s/ Jeffrey J. Molinski

Name:	Jeffrey J. Molinski
Title:	General Counsel and Secretary